SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of August 21, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces Results for the six months ended 29 June 2012.

RESULTS FOR THE SIX MONTHS ENDED 29 JUNE 2012

HALF YEAR HIGHLIGHTS

	Half year	Half year
	2012	2011	% Change
Volume (m unit cases)	1,011	1,036	-2%
Net Sales Revenue (€ m)	3,432	3,396	1%
Comparable Cost of Goods Sold (€ m)	2,191	2,096	5%
Comparable EBIT (€ m)	192	249	-23%
Comparable Net Profit (€ m)	109	146	-25%
Comparable EPS (€)	0.30	0.40	-25%

•                  Top line: Net sales revenue grew by 1% while volume declined by 2% in the first half of 2012. Volume was flat in emerging markets and declined by 5% and 4% in established and developing markets, respectively.

•                  Categories: Volume in the sparkling beverages category declined by 1% while energy drinks volume increased by 5%. Volume in the tea category was flat while water and juice categories declined by 6% each.

•                  Brands: Trademark Coca-Cola products volume was flat with Coca-Cola growing by 1% and Coca-Cola Zero growing by 9%.

•                  Share gains: We gained or maintained volume share in sparkling beverages in most of our markets including Italy, Switzerland, Austria, Poland, Russia, Ukraine, Romania and Bulgaria.

•                  Comparable operating profit: Revenue growth initiatives fully off-set both total input cost increases and higher operating expenses in the first half on a currency neutral basis. A combination of lower volume and unfavourable foreign currency movements resulted in a €57 million year on year decrease in comparable EBIT.

•                  Free cash flow and capex: We generated free cash flow of €96 million in the first half of the year. For the period 2012-2014 we plan to make cumulative capital expenditures of €1.45 billion and expect to generate free cash flow of €1.45 billion.

Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic, commented:

“We continued to win in the marketplace, while operating in an increasingly volatile and challenging external environment. Currency neutral net sales revenue per unit case grew by 3%, excluding the hyperinflation impact of Belarus.

We continue to witness prolonged macroeconomic uncertainty in all of our EU markets. The pressure from input costs is expected to ease in the second half of the year, though almost all of the benefit is expected to be offset by increasing pressures from unfavourable exchange rate movements. Our focus remains on winning in the marketplace, while at the same time growing value faster than volume and improving our operating cost base and efficiency, leading to solid free cash flow generation in 2012 and beyond.

We remain committed to investing in our business and are confident we have the right strategy and solid plans to navigate through today’s tough environment and create long-term sustainable value for our shareholders. Continuous cost base optimisation, productivity improvements and successful market place execution leave us strongly positioned to benefit from an eventual market recovery.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2012 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure or free cash flow and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results	Half year 2012
(numbers in € million except per share data)	COGS(1)	Gross Profit(2)	EBIT(3)	Adjusted EBITDA(4)	Net profit(5)	EPS(6) (€)
Reported	(2,195.1)	1,237.0	169.9	367.6	91.2	0.25
Restructuring costs	—	—	17.6	15.6	15.0	0.04
Commodity Hedging	4.2	4.2	4.2	4.2	2.9	0.01
Comparable	(2,190.9)	1,241.2	191.7	387.4	109.1	0.30

Group Financial Results	Half year 2011
(numbers in € million except per share data)	COGS(1)	Gross Profit(2)	EBIT(3)	Adjusted EBITDA(4)	Net profit(5)	EPS(6) (€)
Reported	(2,095.9)	1,299.8	231.9	425.0	132.5	0.37
Restructuring costs	—	—	16.8	15.3	13.5	0.03

Comparable	(2,095.9)	1,299.8	248.7	440.3	146.0	0.40

Group Financial Results	Second quarter 2012
(numbers in € million except per share data)	COGS(1)	Gross Profit(2)	EBIT(3)	Adjusted EBITDA(4)	Net profit(5)	EPS(6) (€)
Reported	(1,255.0)	740.6	182.7	285.0	119.6	0.33
Restructuring costs	—	—	4.2	2.8	3.7	0.01
Commodity Hedging	6.4	6.4	6.4	6.4	4.5	0.01
Comparable	(1,248.6)	747.0	193.3	294.2	127.8	0.35

Group Financial Results	Second quarter 2011
(numbers in € million except per share data)	COGS(1)	Gross Profit(2)	EBIT(3)	Adjusted EBITDA(4)	Net profit(5)	EPS(6) (€)
Reported	(1,201.4)	778.2	214.3	311.9	141.4	0.39
Restructuring costs	—	—	6.7	5.8	5.6	0.01

Comparable	(1,201.4)	778.2	221.0	317.7	147.0	0.40

(1)              Reported COGS refers to cost of goods sold.

(2)              Reported Gross Profit refers to gross profit.

(3)              Reported EBIT refers to operating profit

(4)              Reported adjusted EBITDA refers to operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, stock option compensation and other non-cash items, if any.

(5)              Reported Net Profit refers to profit after tax attributable to owners of the parent.

(6)              Reported EPS refers to basic earnings per share.

Financial indicators presented on a comparable basis exclude the recognition of restructuring costs incurred in both periods under review. In addition, the Group has entered into certain commodity derivatives transactions in order to mitigate its exposure to commodity price risk. Though these transactions are economic hedging activities that aim to manage our exposure to sugar and aluminum price volatility, they do not qualify for hedge accounting. The fair value gains and losses on the derivatives are immediately recognised in the income statement in the cost of goods sold line item. The Group’s comparable results exclude the unrealised gains or losses resulting from the mark-to-market valuation of this hedging activity. These gains or losses will be reflected in the comparable results in the period when the underlying transactions will occur, to match the profit or loss impact of the underlying transactions.

Group Operational Review

During the second quarter of 2012, Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘we’ or the ‘Group’) grew revenue ahead of volume for the fourth consecutive quarter, whilst continuing to win in the marketplace, delivering on our strategic priorities.

Unit case volume declined by 3% in the second quarter, cycling a 4% increase in the comparable prior year period. Unit case volume declined by 2% in the first half of 2012 cycling a 3% increase. Lower volume was due to reduced disposable income, persistently low consumer confidence levels in our EU markets and unseasonably rainy weather in late May and June across Central and Eastern Europe. Consumer confidence levels in most of our EU markets remain significantly below the EU average and disposable income levels continue to deteriorate. Volatility, uncertainty and economic slowdown continued to be the determining factors across our EU markets. Reflecting these factors, our comparable earnings per share stood at €0.35 in the second quarter of 2012, a €0.05 decline from the respective prior year period.

In the second quarter of 2012, we gained or maintained volume share in sparkling beverages and value share in the non-alcoholic ready-to-drink beverages (“NARTD”) category in most of our markets. Some of the markets in which we achieved volume share gains in sparkling beverages were Italy, Switzerland, Austria, Poland, Russia, Ukraine, Romania and Bulgaria. In the NARTD category, we gained or maintained value share in Switzerland, Austria, Italy, Ireland, Poland, Hungary, the Czech Republic, Russia, Romania, Ukraine and Bulgaria, among others.

Sparkling beverages volume declined by 2% in the second quarter and 1% in the first half of 2012. The sales of trademark Coca-Cola products declined by 2% in the second quarter and were flat in the first half. Coca-Cola Zero grew by 8% in the second quarter thus registering 9% growth in the first half with volume growth across all three reporting segments. Our energy drinks business grew by 5% both in the second quarter and the first half as a result of growth in established and emerging markets. Sales of ready to drink tea were up by 1% in the second quarter driven by a mid-teens increase in emerging markets and were flat in the first half. Sales in the water and juice categories declined by 6% each in the first half of 2012, with a similar rate of decline also in the second quarter.

The continuous shift in demand towards at-home consumption had an adverse impact on package mix during the second quarter. This was further accentuated by unseasonably wet weather during the quarter, which primarily affected the immediate consumption channel. Package mix improved in the water category across all three reporting segments in line with our strategy of focusing on immediate consumption packs and the premium segment as well as the most profitable future consumption packages.

Our revenue growth initiatives including the continued successful execution of our occasion based brand, package, price and channel strategy (“OBPPC”) as well as our pricing initiatives, once again, enabled us to deliver on our commitment to grow revenue ahead of volume. On a currency neutral basis, net sales revenue per unit case increased by 3% in the second quarter, excluding the positive hyperinflation impact of our business in Belarus. On a reported basis including Belarus, net sales revenue per unit case increased by 4%.

Our revenue growth initiatives more than off-set in absolute terms the total negative impact from higher input costs in the quarter, as well as the adverse effect of lower volume. Our comparable EBIT was €28 million lower year on year, predominantly due to unfavourable foreign currency impact.

Currency neutral operating expenses per unit case excluding the impact of Belarus increased by 2% in the second quarter driven by negative operating leverage due to lower volume. Including Belarus, currency neutral operating expenses per unit case increased by 3%.

We continue to focus on improving operating efficiencies and productivity and are also executing on our restructuring plans for 2012. In the beginning of the third quarter, we announced the consolidation of our production infrastructure in Bulgaria in addition to the announcements we made in the first quarter regarding Austria, Greece and Poland.

During the second quarter of 2012, Hungary, Italy, Moldova, Romania, and Switzerland, transitioned to our Shared Services Centre as part of our commitment to improve productivity and efficiency through the centralisation and standardisation of certain finance and human resources processes. As at the end of the first half of 2012, we have successfully transitioned 10 of our countries to the Shared Service Centre.

We generated free cash flow of €128 million in the second quarter of 2012 and €96 million for the first half, compared to €185 million and €117 million, respectively, in the comparable prior year periods. In the second quarter, working capital increased by €26 million year-on-year.

We continued to work towards our goal to build 20 Combined Heat and Power (“CHP”) plants by 2015, one of the largest CHP programmes in our industry. On 1 June 2012, we inaugurated our ninth CHP plant at our facility in Kiev, Ukraine. The plant is expected to have 40% lower CO2 emission and be 32% more energy efficient than would be the case with traditional power generation.

On 29 June 2012, we celebrated the world’s largest river festival, Danube Day, in 11 of our countries with more than 81 million people attending. Celebrations focused on conserving water resources and included water-themed musical and cultural performances, distribution of educational material, riverbank clean-ups, and rehabilitation of wildlife habitats. Together with The Coca-Cola Company we have been successfully supporting this event since 2005 and working together with the International Commission for the Protection of the Danube River, local governments, NGOs, educational institutions and others concerned with environmental protection.

Operational Review by Reporting Segments

Established markets

	Half year	Half year	%	Q2	Q2%
	2012	2011	Change	2012	2011	Change
Volume (m unit cases)	334.3	353.1	-5%	184.1	200.1	-8%
Net sales revenue (€ m)	1,349.2	1,421.6	-5%	735.0	800.1	-8%
Operating profit (EBIT in € m)	66.6	130.1	-49%	58.1	96.6	-40%
Comparable operating profit (Comparable EBIT in € m)	76.5	138.5	-45%	59.0	97.0	-39%

•                  Unit case volume in our established markets segment declined by 8% in the second quarter of 2012, cycling a 1% increase in the comparable prior year period. Unit case volume declined by 5% in the first half, cycling flat volume performance in the comparable prior year period.

•                  Net sales revenue declined by 8% in the quarter due to lower volume and negative category and package mix offsetting favourable currency movements.

•                  Volume in Italy declined just under 10% in the second quarter and mid single-digits in the first half of 2012. Based on the European Commission survey, consumer confidence dropped by more than 12 index points in the second quarter versus the first quarter of 2012. Sales volume of Coca-Cola Zero increased by 29% in the quarter supporting sparkling beverages volume. Package mix improved driven by water, reflecting our single-serve focus in the category. The Italian government recently announced the postponement of the planned 2 percentage points increase in the VAT rate, to July 2013. We maintained volume and value share in sparkling beverages and value share in the overall NARTD categories during the quarter.

•                  Volume in Switzerland declined in the mid single-digits in both periods under review primarily due to the appreciation of the Swiss Franc which resulted in increased cross border trade activity with Germany and France. The strong currency continued to negatively impact the tourism industry as well. Coca-Cola Zero, registered low single-digits volume growth in the quarter. Package mix improved in the quarter driven by sparkling beverages, highlighting the benefits of our activation around Euro 2012 and effective implementation of OBPPC. We gained volume and value share in both overall NARTD and sparkling beverages categories in the second quarter.

•                  Volume in Greece declined in the high single-digits in the second quarter and in the low-teens in the first half of 2012, showing a deceleration in the rate of decline for the third consecutive quarter. We are still cycling the implementation of the latest wave of austerity measures in the second half of 2011, including the 10 percentage points increase in the VAT rate in the third quarter of 2011.

•                  Volume in Ireland declined in the low double-digits in the second quarter and in the high single-digits in the first half of 2012. The weak performance was attributable to continued challenging economic conditions and unseasonably wet weather. Core sparkling beverages continue to show more resilience. Coca-Cola Zero grew volume in the mid-teens and Fanta supported by the recent launch of Fanta Mango Passion Fruit flavour, grew volume by 23%.

•                  Comparable operating profit in the established markets segment declined to €59 million in the second quarter and €77 million in the first half of 2012. Lower volume, increased raw material costs, negative category and package mix drove the decline in profitability, despite a benefit in operating expenses.

Operational Review by Reporting Segments (continued)

Developing markets

	Half year	Half year	%	Q2	Q2%
	2012	2011	Change	2012	2011	Change
Volume (m unit cases)	188.1	195.7	-4%	108.7	116.5	-7%
Net sales revenue (€ m)	548.9	582.8	-6%	319.7	347.9	-8%
Operating profit (EBIT in € m)	1.0	23.9	-96%	14.6	30.0	-51%
Comparable operating profit (Comparable EBIT in € m)	5.6	31.2	-82%	15.6	36.1	-57%

•                  Unit case volume in our developing markets segment declined by 7% in the second quarter of 2012, cycling an 11% increase in the comparable prior year period. Unit case volume declined by 4% in the first half, cycling a 6% increase in the comparable prior year period.

•                  Net sales revenue declined by 8% in the quarter as the benefits of our revenue growth initiatives were more than offset by lower volume and unfavourable currency movements.

•                  Volume in Poland declined in the high single-digits in the second quarter, and in the mid single-digits in the first half of 2012. Poland had the toughest comparable prior year period among our key markets as it cycled 18% volume growth. Weather in the second quarter of 2012 was unseasonably wet. Sales volume of trademark Coca-Cola products increased by low single-digits and package mix improved in the sparkling beverages category reflecting our successful Euro 2012 activation and effectiveness of our OBPPC strategy. Our energy category posted strong double-digit volume growth in both periods under review due to the launch of Monster energy drink at the end of the first quarter of 2012. We grew both volume and value share in the sparkling beverages category in the second quarter.

•                  Volume in Hungary declined in the mid single-digits in the second quarter and in the low single-digits in the first half of 2012 as we cycled a high-single digits increase in volume in the second quarter of 2011. Coca-Cola Zero was the best performer in the quarter growing in the low double-digits. Our juice category volume grew by low single-digits driven by our focus on 1lt PET package. The energy category continued to be negatively impacted by the public health tax which was introduced in the third quarter of 2011.

•                  Volume in the Czech Republic declined in the high single-digits in both the second quarter and the first half of 2012. The 4 percentage points increase in the VAT rate in January 2012 and declining consumer sentiment were the reasons behind the weak performance. Coca-Cola Zero volume grew by low single-digits and Fanta volume grew by high single-digits supported by the successful launch of Fanta Strawberry Kiwi Flavour. Our ready-to-drink tea category grew in the low single-digits supported by flavour expansion through new launches. Package mix improved slightly in the second quarter driven primarily by an improvement in sparkling beverages category.

•                  Comparable operating profit in the developing markets segment was €16 million in the second quarter and €6 million in the first half of 2012. Our developing markets segment was impacted the most by increasing input costs. In the second quarter, benefits of our revenue growth initiatives were more than offset by increased commodity costs, lower volume and unfavourable foreign currency movements driven primarily by the depreciation of the Polish Zloty.

Operational Review by Reporting Segments (continued)

Emerging markets

	Half year	Half year	%	Q2	Q2%
	2012	2011	Change	2012	2011	Change
Volume (m unit cases)	488.1	487.5	—	292.2	285.9	2%
Net sales revenue (€ m)	1,534.0	1,391.3	10%	940.9	831.6	13%
Operating profit (EBIT in € m)	102.3	77.9	31%	110.0	87.7	25%
Comparable operating profit (Comparable EBIT in € m)	109.6	79.0	39%	118.7	87.9	35%

•                  Unit case volume in our emerging markets segment increased by 2% in the second quarter of 2012, cycling a 4% increase in the comparable prior year period. Unit case volume was flat in the first half, cycling a 3% increase in the comparable prior year period.

•                  Net sales revenue increased by 13% in the second quarter as a result of our revenue growth initiatives, higher volume and marginally favourable currency movements.

•                  Volume in Russia increased in the low double-digits in the second quarter with double digit growth across all beverage categories with the exception of water, which grew by low single-digits. Volume increased in the high single-digits in the first half of 2012. Volume growth in the second quarter was driven by Coca-Cola growing by 23%, Fanta growing by 26% and Dobry Juice growing by 12%. A Pulpy single serve package was launched in June as an important juice drink innovation in the Russian market. We gained volume and value share in the sparkling beverages and value share in the NARTD categories. This was also the seventh consecutive quarter of share growth for Coca-Cola. Our juice business doubled its growth rate compared to the first quarter reflecting the benefits of the successful implementation of our synergy project.

•                  Volume in Nigeria declined in the mid single-digits in the second quarter and in the high single-digits in the first half of 2012. Continued religious unrest in Northern Nigeria and the negative impact on disposable income from 43% reduction of the fuel subsidy in January 2012 were the main factors impacting performance. Volume in our juice category grew by mid single-digits driven by increased availability and marketing support.

•                  Volume in Romania declined in the low single-digits in both periods under review. Coupled with the recent political uncertainty, macroeconomic conditions remain challenging. Trademark Coca-Cola products’ volume grew in the low single-digits due to Coca-Cola Zero posting 36% growth. Package mix in the sparkling beverages category improved as single-serve volume increased by double-digits, supported by our successful OBPPC initiatives. We grew both volume and value share in the sparkling beverages category in the second quarter.

•                  Volume in Ukraine declined in the high single-digits in both periods under review. Economic uncertainty driven by political volatility and lower purchasing power due to higher utility and fuel costs impacted demand negatively in the quarter. Volume of trademark Coca-Cola products grew by mid single-digits in the quarter driven by our Euro 2012 activation which included the biggest ever national promotion and activation in key accounts. Volume in our tea category grew in the mid-teens benefiting from the overall growth in the category. Package mix improved in the quarter, reflecting our focus on execution around Euro 2012. We gained volume and value share in both overall NARTD and sparkling beverages categories in the second quarter.

•                  Comparable operating profit in the emerging markets segment increased by 35% in the second quarter and by 39% in the first half of 2012 driven primarily by increased profitability in Russia. The benefits of our revenue growth initiatives and higher volume were only partially offset by increased commodity costs, higher operating expenses, and unfavourable foreign currency movements driven by the Russian Ruble, Serbian Dinar and Romanian Leu.

Business Outlook

In the second half of the year we expect challenging trading conditions to persist across most of our markets, reflecting the ongoing macroeconomic uncertainty and volatility in Europe. We anticipate that disposable income will deteriorate further and consumer confidence will continue to remain low as our consumers face an increasingly unpredictable environment. As a result of this, private consumption is expected to decline in 2012 across a number of key countries including Greece, Italy, Ireland, Hungary and the Czech Republic.

We have observed an easing in input costs primarily driven by lower PET prices. In this framework, our current outlook for currency neutral input costs per unit case is an increase in the mid single-digits for the full year, still driven by EU sugar prices. We expect the benefits from this improvement to be fully offset by unfavourable foreign currency movements due primarily to the depreciation of the euro against the US dollar and the impact of the Eurozone debt crisis on some of our developing and emerging market currencies. We expect our revenue growth strategy to fully recover the increase in total input costs in absolute terms.

Our key priority is to grow volume and value shares in the sparkling beverages, tea and energy categories, with value growing faster than volume. In the juice category, we maintain a selective approach focusing on immediate consumption and the most profitable future consumption packages on a country-by-country basis. In the water category, our goal is to grow value ahead of volume by focusing on immediate consumption packs and the premium segment, as well as the most profitable future consumption packages.

We will continue to differentiate ourselves from our competitors by focusing on execution excellence in the market place. This consistent focus, further supported by our OBPPC strategy, enables us to pursue gaining or maintaining market share. We aim to continue growing currency neutral net sales revenue per unit case year-on-year as we continue to strengthen our market position across our territory.

While staying relevant to our consumers, we are driving cost efficiencies through our restructuring initiatives and other operating efficiency improvement projects. Our shared services organisation will expand its operations with the majority of our countries planned to complete their transition in the second half of 2012.

The continuing volatility in the external environment and our ongoing focus in driving operational efficiency and productivity have led us to accelerate our restructuring initiatives ensuring that we do not compromise on our ability to grow when markets allow. We now expect approximately €100 million in restructuring costs for 2012, compared to €50 million previously communicated. As a result, the expected savings from initiatives for 2012 and initiatives taken in 2011 should be accelerated from €40 million to €50 million. Expected annualised benefits from 2013 onwards should increase from €35 million to €70 million.

Foreign currency fluctuations are expected to continue through the rest of the year and based on current spot rates we anticipate a significant negative impact at operating income level from currency movements in 2012.

We expect our comparable effective tax rate for the mid-term to range between 25-27%.

We are committed to maintaining strong discipline in working capital management. Our guidance for both free cash flow and capital expenditure for the three year period ending 31 December 2014 remains at €1.45 billion each.

Our long-term prospects for sustainable growth and value creation for our shareholders remain unchanged. We are executing on a strategy that is enabling us to drive revenue growth, pursuing increasing levels of cost optimisation, and generating solid free cash flow while making Coca-Cola Hellenic an even stronger competitor as we continue winning in the marketplace. These fundamentals place us well for an eventual economic upturn and will allow us to capitalise on the opportunities available in our markets.

Group Financial Review

	Half year
Selected Income Statement and Other Items	2012 € million	2011 € million	% Change
Volume (m unit cases)	1,010.5	1,036.3	-2%
Net sales revenue	3,432.1	3,395.7	1%
Cost of goods sold	(2,195.1)	(2,095.9)	5%
Comparable Cost of goods sold(1)	(2,190.9)	(2,095.9)	5%
Gross profit	1,237.0	1,299.8	-5%
Comparable Gross Profit(1)	1,241.2	1,299.8	-5%
Operating expenses	(1,049.5)	(1,051.1)	—
Operating profit (EBIT)	169.9	231.9	-27%
Comparable operating profit (comparable EBIT)(1)	191.7	248.7	-23%
Adjusted EBITDA(2)	367.6	425.0	-14%
Comparable Adjusted EBITDA(1),(2)	387.4	440.3	-12%
Total finance costs, net	(44.0)	(43.2)	2%
Tax	(34.7)	(51.2)	-32%
Profit after tax attributable to owners of the parent	91.2	132.5	-31%
Comparable profit after tax attributable to owners of the parent(1)	109.1	146.0	-25%
Basic earnings per share (€)	0.25	0.37	-32%
Comparable basic earnings per share (€)(1)	0.30	0.40	-25%
Net cash from operating activities(3)	269.4	283.9	-5%
Free cash flow(3)	95.6	117.4	-19%
Capital expenditure(3)	(173.8)	(166.5)	4%

	Second quarter
	2012 € million	2011 € million	% Change
Volume (m unit cases)	585.0	602.5	-3%
Net sales revenue	1,995.6	1,979.6	1%
Cost of goods sold	(1,255.0)	(1,201.4)	4%
Comparable Cost of goods sold(1)	(1,248.6)	(1,201.4)	4%
Gross profit	740.6	778.2	-5%
Comparable Gross Profit(1)	747.0	778.2	-4%
Operating expenses	(553.7)	(557.2)	-1%
Operating profit (EBIT)	182.7	214.3	-15%
Comparable operating profit (comparable EBIT)(1)	193.3	221.0	-13%
Adjusted EBITDA(2)	285.0	311.9	-9%
Comparable Adjusted EBITDA(1),(2)	294.2	317.7	-7%
Total finance costs, net	(22.3)	(24.1)	-7%
Tax	(40.8)	(45.1)	-10%
Profit after tax attributable to owners of the parent	119.6	141.4	-15%
Comparable profit after tax attributable to owners of the parent(1)	127.8	147.0	-13%
Basic earnings per share (€)	0.33	0.39	-15%
Comparable basic earnings per share (€)(1)	0.35	0.40	-13%
Net cash from operating activities(3)	230.6	288.6	-20%
Free cash flow(3)	127.7	184.9	-31%
Capital expenditure(3)	(102.9)	(103.7)	-1%

(1)         Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section in page 2.

(2)         We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, stock option compensation and other non-cash items, if any (refer to p.13).

(3)         Refer to ‘Supplementary Information’ section in page 14.

Net sales revenue

Net sales revenue per unit case increased by 4% in the first half of 2012 and in the second quarter of 2012 on both a reported and currency neutral basis, in each case compared to the respective prior year periods. In the first half of 2012, net sales revenue per unit case decreased by approximately 1% in the established markets and increased in the developing and emerging markets by 3% and 11% respectively, in each case on a currency neutral basis.

Cost of goods sold

Comparable cost of goods sold increased by 5% in the first half and 4% in the second quarter of 2012. Comparable cost of goods sold per unit case increased by 7% both during the first half and the second quarter of 2012, compared to the respective prior year periods, mainly reflecting higher commodity costs, especially sugar.

Gross profit

Comparable gross profit margins decreased from 38.3% in the first half of 2011 to 36.2% in the first half of 2012 and from 39.3% in the second quarter of 2011 to 37.4% in the second quarter of 2012. On a per unit case basis, comparable gross profit decreased by approximately 2% in the first half of 2012 and by 1% in the second quarter of 2012, compared to the respective prior year periods. On a currency neutral basis, comparable gross profit per unit case also decreased by 1% in the first half and in the second quarter of 2012, compared to the respective prior year periods.

Operating expenses

Operating expenses on a currency neutral basis increased by 1% in the first half of 2012 and remained stable in the second quarter of 2012, in each case versus the respective prior year periods, as increased sales, warehouse and distribution expenses more than offset the lower marketing and administration expenses.

Operating profit

Comparable operating profit decreased from €249 million in the first half of 2011 to €192 million in the first half of 2012. For the second quarter, comparable operating profit decreased by 13%, from €221 million in the second quarter of 2011 to €193 million in the second quarter of 2012, mainly due to the increased raw materials costs and the unfavourable foreign currency impact. Our comparable operating margin decreased from 7.3% in the first half of 2011 to 5.6% in the first half of 2012 and from 11.2% in the second quarter of 2011 to 9.7% in the second quarter of 2012.

Total finance costs, net

Total finance costs, net, during the first half of 2012 were higher by €1 million and during the second quarter of 2012 were lower by €2 million, compared to the same periods of the prior year.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for the first half of 2012 was approximately 26% compared to 27% in the respective prior year period. The Group’s effective tax rate varies quarterly as a consequence of a combination of factors including the mix of profits reported for tax purposes and one-off tax items.

Profit after tax attributable to owners of the parent

On a comparable basis, profit after tax attributable to owners of the parent was €109 million in the first half of 2012, compared to profit after tax attributable to owners of the parent of €146 million in the prior year period. In the second quarter of 2012, comparable profit after tax attributable to owners of the parent was €128 million, compared to €147 million in the prior year period, driven mainly by the decreased operating profit.

Net cash from operating activities

Net cash from operating activities was €269 million in the first half of 2012, versus cash inflow of €284 million in the prior year period. Net cash from operating activities net of capital expenditure was €96 million for the first half of 2012, compared to €117 million in the respective prior year period.

Capital expenditure

Our capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €174 million in the first half of 2012, compared to €167 million in the respective prior year period.

Supplementary Information

The financial measures Operating Profit, Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated interim financial statements:

	First half
	2012 € million	2011 € million
Profit after tax	92.1	136.7
Tax charged to the income statement	34.7	51.2
Total finance costs, net	44.0	43.2
Share of results of equity method investments	(0.9)	0.8
Operating profit	169.9	231.9
Depreciation of property, plant and equipment	193.1	185.7
Amortisation of intangible assets	1.4	1.7
Employee share options	3.2	4.3
Other non-cash items	—	1.4
Adjusted EBITDA	367.6	425.0
Losses / (gains) on disposal of non-current assets	2.0	(2.6)
Increase in working capital	(63.1)	(99.9)
Tax paid	(37.1)	(38.6)
Net cash from operating activities	269.4	283.9

Payments for purchases of property, plant and equipment	(162.6)	(142.4)
Principal repayments of finance lease obligations	(12.8)	(27.8)
Proceeds from sale of property, plant and equipment	1.6	3.7
Capital expenditure	(173.8)	(166.5)

Net cash from operating activities	269.4	283.9
Capital expenditure	(173.8)	(166.5)
Free Cash flow	95.6	117.4

	Second quarter
	2012 € million	2011 € million
Profit after tax	120.4	144.6
Tax charged to the income statement	40.8	45.1
Finance costs, net	22.3	24.1
Share of results of equity method investments	(0.8)	0.5
Operating profit	182.7	214.3
Depreciation of property, plant and equipment	100.0	94.6
Amortisation and adjustments to intangible assets	0.7	0.8
Employee share options	1.6	2.2
Adjusted EBITDA	285.0	311.9
Losses / (gains) on disposal of non-current assets	1.6	(1.5)
Increase in working capital	(40.3)	(14.0)
Tax paid	(15.7)	(7.8)
Net cash from operating activities	230.6	288.6

Payments for purchases of property, plant and equipment	(98.7)	(93.0)
Principal repayments of finance lease obligations	(5.4)	(13.3)
Proceeds from sale of property, plant and equipment	1.2	2.6
Capital Expenditure	(102.9)	(103.7)

Net cash from operating activities	230.6	288.6
Capital expenditure	(102.9)	(103.7)
Free Cash flow	127.7	184.9

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, ready to drink tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London stock exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).  Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the second quarter of 2012 financial results on 21 August 2012 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com
Investor Relations Manager

European press contact: Pendomer Communications London	Tel: +44 20 3603 5222 email: greg.quine@pendomer.com
Greg Quine

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 29 June 2012 € million	As at 31 December 2011 € million
Assets
Intangible assets	4	1,957.0	1,947.7
Property, plant and equipment	4	3,121.5	3,051.5
Other non-current assets		191.1	185.9
Total non-current assets		5,269.6	5,185.1

Inventories		619.0	451.5
Trade and other receivables		1,269.6	1,122.4
Cash and cash equivalents	5	466.0	476.1
Total current assets		2,354.6	2,050.0
Total assets		7,624.2	7,235.1

Liabilities
Short-term borrowings	5	264.7	321.5
Other current liabilities		2,008.3	1,599.9
Total current liabilities		2,273.0	1,921.4

Long-term borrowings	5	1,971.9	1,934.5
Other non-current liabilities		478.8	466.0
Total non-current liabilities		2,450.7	2,400.5
Total liabilities		4,723.7	4,321.9

Equity
Owners of the parent		2,883.1	2,895.3
Non-controlling interests		17.4	17.9
Total equity		2,900.5	2,913.2
Total equity and liabilities		7,624.2	7,235.1

The notes on pages 23 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Six months to 29 June 2012 € million	Six months to 1 July 2011 € million
Net sales revenue	3	3,432.1	3,395.7
Cost of goods sold		(2,195.1)	(2,095.9)
Gross profit		1,237.0	1,299.8

Operating expenses		(1,049.5)	(1,051.1)
Restructuring costs	6	(17.6)	(16.8)

Operating profit	3	169.9	231.9

Finance income		4.5	3.3
Finance costs		(46.8)	(46.5)
Loss on net monetary position		(1.7)	—
Total finance costs, net	7	(44.0)	(43.2)
Share of results of equity method investments		0.9	(0.8)
Profit before tax		126.8	187.9

Tax	8	(34.7)	(51.2)
Profit after tax		92.1	136.7

Attributable to:
Owners of the parent		91.2	132.5
Non-controlling interests		0.9	4.2
		92.1	136.7

Basic earnings per share (€)	9	0.25	0.37
Diluted earnings per share (€)	9	0.25	0.36

The notes on pages 23 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Six months to 29 June 2012 € million	Six months to 1 July 2011 € million
Profit after tax for the period	92.1	136.7

Other comprehensive income:
Cash flow hedges:
Amounts of losses during the period	(8.9)	(1.3)
Amounts of losses reclassified to profit and loss for the period	5.3	6.2
Foreign currency translation	34.6	(19.3)
Share of other comprehensive income of equity method investments	1.0	(1.4)
Actuarial losses	(24.5)	—
Income tax relating to components of other comprehensive income	6.4	0.1
Other comprehensive income for the period, net of tax	13.9	(15.7)
Total comprehensive income for the period	106.0	121.0

Total comprehensive income attributable to:
Owners of the parent	105.1	121.9
Non-controlling interests	0.9	(0.9)
	106.0	121.0

The notes on pages 23 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 29 June 2012 € million	Three months to 1 July 2011 € million
Net sales revenue	3	1,995.6	1,979.6
Cost of goods sold		(1,255.0)	(1,201.4)
Gross profit		740.6	778.2

Operating expenses		(553.7)	(557.2)
Restructuring costs	6	(4.2)	(6.7)

Operating profit	3	182.7	214.3

Finance income		2.2	1.9
Finance costs		(23.4)	(26.0)
Loss on net monetary position		(1.1)	—
Total finance costs, net	7	(22.3)	(24.1)
Share of results of equity method investments		0.8	(0.5)
Profit before tax		161.2	189.7

Tax	8	(40.8)	(45.1)
Profit after tax		120.4	144.6

Attributable to:
Owners of the parent		119.6	141.4
Non-controlling interests		0.8	3.2
		120.4	144.6

Basic and diluted profits per share (€)	9	0.33	0.39

The notes on pages 23 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 29 June 2012 € million	Three months to 1 July 2011 € million
Profit after tax for the period	120.4	144.6

Other comprehensive income:
Available-for-sale financial assets:
Valuation losses during the period	—	(0.2)
Cash flow hedges:
Amounts of gains / (losses) during the period	6.5	(6.1)
Amounts of losses reclassified to profit and loss for the period	4.3	6.3
Foreign currency translation	(29.8)	11.6
Share of other comprehensive income of equity method investments	1.1	(0.1)
Actuarial losses	(9.8)	—
Income tax relating to components of other comprehensive income	0.2	0.1
Other comprehensive income for the period, net of tax	(27.5)	11.6
Total comprehensive income for the period	92.9	156.2

Total comprehensive income attributable to:
Owners of the parent	92.1	154.2
Non-controlling interests	0.8	2.0
	92.9	156.2

The notes on pages 23 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2011	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.2	4.3	—	—	—	—	4.5	—	4.5
Share-based compensation:
Options	—	—	—	—	4.3	—	4.3	—	4.3
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests	—	—	—	—	—	(11.2)	(11.2)	(2.2)	(13.4)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Dividends	—	—	—	—	—	—	—	(2.9)	(2.9)
	549.8	569.0	(55.5)	(129.2)	380.0	1,448.3	2,762.4	104.8	2,867.2
Profit for the period net of tax	—	—	—	—	—	132.5	132.5	4.2	136.7
Other comprehensive income for the period, net of tax	—	—	—	(15.6)	5.0	—	(10.6)	(5.1)	(15.7)
Total comprehensive income for the period net of tax(1)	—	—	—	(15.6)	5.0	132.5	121.9	(0.9)	121.0
Balance as at 1 July 2011	549.8	569.0	(55.5)	(144.8)	385.0	1,580.8	2,884.3	103.9	2,988.2
Shares issued to employees exercising stock options	—	0.2	—	—	—	—	0.2	—	0.2
Share-based compensation:
Options	—	—	—	—	3.8	—	3.8	—	3.8
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Purchase of shares held by non-controlling interests	—	—	—	(8.7)	—	(43.4)	(52.1)	(92.2)	(144.3)
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(3.6)	(3.6)
	549.8	569.2	(55.5)	(153.5)	388.6	1,529.6	2,828.2	8.1	2,836.3
Profit for the period net of tax	—	—	—	—	—	136.4	136.4	(0.3)	136.1
Other comprehensive income for the period, net of tax	—	—	—	(44.4)	0.4	(25.3)	(69.3)	10.1	(59.2)
Total comprehensive income for the period net of tax	—	—	—	(44.4)	0.4	111.1	67.1	9.8	76.9
Balance as at 31 December 2011	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2

(1) The amount included in the exchange equalisation reserve of €15.6 million loss for the first half of 2011 represents the exchange losses attributed to the owners of the parent of €14.2 million plus the share of equity method investments of €1.4 million loss.

The amount charged to other reserves of €5.0 million gain for the first half of 2011 consists of cash flow hedges movement of €4.9 million (of which €1.3 million represents revaluation losses for the period and €6.2 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit thereof amounting to €0.1 million.

The amount of €0.9 million loss included in non-controlling interests for the first half of 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.1 million loss and in the retained earnings of €4.2 million income.

The notes on pages 23 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Reserve for return of capital and transfers € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non - controlling interests € million	Total equity € million
Balance as at 1 January 2012	549.8	—	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2
Share-based compensation:
Options	—	—	—	—	—	3.2	—	3.2	—	3.2
Movement in treasury shares	—	—	—	—	—	0.3	—	0.3	—	0.3
Purchase of shares held by non-controlling interests	—	—	—	—	—	—	(0.9)	(0.9)	(1.2)	(2.1)
Hyperinflation impact	—	—	—	—	—	—	3.5	3.5	—	3.5
Return of capital to shareholders	—	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	—	(55.0)	—	—	—	—	55.0	—	—	—
Appropriation of reserves	—	—	—	—	—	(4.1)	4.1	—	—	—
Dividends	—	—	—	—	—	—	—	—	(0.2)	(0.2)
	549.8	(179.6)	569.2	(54.3)	(197.9)	388.4	1,702.4	2,778.0	16.5	2,794.5
Profit for the period net of tax	—	—	—	—	—	—	91.2	91.2	0.9	92.1
Other comprehensive income for the period, net of tax	—	—	—	—	35.6	(2.3)	(19.4)	13.9	—	13.9
Total comprehensive income for the period net of tax(2)	—	—	—	—	35.6	(2.3)	71.8	105.1	0.9	106.0
Balance as at 29 June 2012	549.8	(179.6)	569.2	(54.3)	(162.3)	386.1	1,774.2	2,883.1	17.4	2,900.5

(2) The amount included in the exchange equalisation reserve of €35.6 million gain for the first half of 2012 represents the exchange gains attributed to the owners of the parent of €34.6 million plus the share of equity method investments of €1.0 million gain.

The amount included in other reserves of €2.3 million loss for the first half of 2012 consists of cash flow hedges movement of €3.6 million (of which €8.9 million represents revaluation losses for the period and €5.3 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit of €1.3 million.

The amount credited to retained earnings of €71.8 million gain comprises of the profit for the first half of 2012 of €91.2 million, the actuarial losses of the first half of 2012 of €24.5 million and a deferred income tax credit of €5.1 million.

The notes on pages 23 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Six months to 29 June 2012 € million	Six months to 1 July 2011 € million
Operating activities
Profit after tax for the period		92.1	136.7
Total finance costs, net	7	44.0	43.2
Share of results of equity method investments		(0.9)	0.8
Tax charged to the income statement		34.7	51.2
Depreciation of property, plant and equipment	4	193.1	185.7
Employee share options		3.2	4.3
Amortisation of intangible assets	4	1.4	1.7
Other non-cash items		—	1.4
		367.6	425.0

Losses / (gains) on disposal of non-current assets		2.0	(2.6)
Increase in inventories		(163.7)	(173.0)
Increase in trade and other receivables		(168.1)	(249.8)
Increase in trade and other payables		268.7	322.9
Tax paid		(37.1)	(38.6)
Net cash from operating activities		269.4	283.9

Investing activities
Payments for purchases of property, plant and equipment		(162.6)	(142.4)
Proceeds from sales of property, plant and equipment		1.6	3.7
Net (payments for) / receipts from investments		(5.6)	1.3
Interest received		4.5	3.5
Net receipts from disposal of subsidiary	17	—	11.1
Net payments for acquisition of joint venture	17	—	(2.5)
Net cash used in investing activities		(162.1)	(125.3)

Financing activities
Return of capital to shareholders		—	(181.5)
Payment of expenses relating to share capital increase		—	(6.0)
Purchase of shares held by non-controlling interests	11	(10.4)	(13.4)
Proceeds from shares issued to employees exercising stock options		—	4.5
Dividends paid		—	(2.9)
Proceeds from external borrowings		774.1	803.4
Repayments of external borrowings		(812.5)	(437.5)
Principal repayments of finance lease obligations		(12.8)	(27.8)
Interest paid		(56.4)	(51.9)
Net cash (used in) / from financing activities		(118.0)	86.9

(Decrease) / increase in cash and cash equivalents		(10.7)	245.5

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		476.1	326.1
(Decrease) / increase in cash and cash equivalents		(10.7)	245.5
Effect of changes in exchange rates		1.3	(4.4)
Hyperinflation impact on cash		(0.7)	—
Cash and cash equivalents at the end of the period		466.0	567.2

The notes on pages 23 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2011, except for the adoption, as of 1 January 2012, of the revision to International Financial Reporting Standard (“IFRS”) 7 Financial Instrument Disclosures — disclosures on transfers of financial assets. The adoption of this revised accounting standard did not have a significant impact on the current or prior periods.

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2011 annual financial statements, which include a full description of the Group’s accounting policies.

Operating results for the first half of 2012 are not indicative of the results that may be expected for the year ending 31 December 2012 because of business seasonality. Business seasonality results from higher unit case sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on 16 August 2012.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 7.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	29 June 2012	1 July 2011	29 June 2012	31 December 2011
US dollar	1.30	1.41	1.25	1.31
UK sterling	0.82	0.88	0.80	0.83
Polish zloty	4.23	3.95	4.25	4.40
Nigerian naira	202.76	214.21	194.43	204.79
Hungarian forint	292.63	269.46	286.20	306.54
Swiss franc	1.20	1.27	1.20	1.22
Russian rouble	39.54	40.34	41.02	41.27
Romanian leu	4.39	4.17	4.44	4.30
Serbian dinar	111.13	101.72	115.31	102.65
Czech koruna	25.17	24.39	25.96	25.75
Ukrainian hryvnia	10.38	11.18	9.97	10.44

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                         Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended		Six months ended
	29 June 2012	1 July 2011	29 June 2012	1 July 2011
Volume in unit cases(2) (million)
Established countries	184.1	200.1	334.3	353.1
Developing countries	108.7	116.5	188.1	195.7
Emerging countries	292.2	285.9	488.1	487.5
Total volume	585.0	602.5	1,010.5	1,036.3
Net sales revenue (€ million)
Established countries	735.0	800.1	1,349.2	1,421.6
Developing countries	319.7	347.9	548.9	582.8
Emerging countries	940.9	831.6	1,534.0	1,391.3
Total net sales revenue	1,995.6	1,979.6	3,432.1	3,395.7
Adjusted EBITDA(1) (€ million)
Established countries	91.0	127.5	131.7	192.8
Developing countries	31.1	50.0	32.8	63.5
Emerging countries	162.9	134.4	203.1	168.7
Total adjusted EBITDA	285.0	311.9	367.6	425.0
Depreciation and impairment of property, plant and equipment(€ million)
Established countries	(32.3)	(30.1)	(63.7)	(60.4)
Developing countries	(16.0)	(19.3)	(30.9)	(38.2)
Emerging countries	(51.7)	(45.2)	(98.5)	(87.1)
Total Depreciation and impairment of property, plant and equipment	(100.0)	(94.6)	(193.1)	(185.7)
Amortisation of intangible assets(€ million)
Established countries	(0.1)	(0.2)	(0.3)	(0.5)
Developing countries	(0.1)	(0.1)	(0.2)	(0.2)
Emerging countries	(0.5)	(0.5)	(0.9)	(1.0)
Total amortisation of intangible assets	(0.7)	(0.8)	(1.4)	(1.7)

(1) We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets and other non-cash items.

(2) One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis (continued)

	Three months ended		Six months ended
	29 June 2012	1 July 2011	29 June 2012	1 July 2011
Other non-cash items(€ million)
Established countries	(0.5)	(0.6)	(1.1)	(1.8)
Developing countries	(0.4)	(0.6)	(0.7)	(1.2)
Emerging countries	(0.7)	(1.0)	(1.4)	(2.7)
Total other non-cash items	(1.6)	(2.2)	(3.2)	(5.7)
Operating profit (€ million)
Established countries	58.1	96.6	66.6	130.1
Developing countries	14.6	30.0	1.0	23.9
Emerging countries	110.0	87.7	102.3	77.9
Total operating profit	182.7	214.3	169.9	231.9
Reconciling items (€ million)
Finance costs, net	(22.3)	(24.1)	(44.0)	(43.2)
Share of results of equity method investments	0.8	(0.5)	0.9	(0.8)
Tax	(40.8)	(45.1)	(34.7)	(51.2)
Non-controlling interests	(0.8)	(3.2)	(0.9)	(4.2)
Profit after tax attributable to owners of the parent	119.6	141.4	91.2	132.5

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2012	3,051.5	1,947.7
Additions	233.6	—
Disposals	(8.3)	—
Depreciation, impairment and amortisation	(193.1)	(1.4)
Foreign exchange differences	37.0	10.7
Effect of hyperinflation	0.8	—
Closing net book value as at 29 June 2012	3,121.5	1,957.0

5.                          Net debt

	As at
	29 June 2012 € million	31 December 2011 € million
Long-term borrowings	1,971.9	1,934.5
Short-term borrowings	264.7	321.5
Cash and cash equivalents	(466.0)	(476.1)
Net debt	1,770.6	1,779.9

Our net debt decreased during the six months of 2012 by €9.3 million compared to 31 December 2011. This decrease in net debt was the result of lower short term borrowings of €56.8 million partially offset by higher outstanding long term borrowings of €37.4 million and less cash and cash equivalents of €10.1 million.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

6.                          Restructuring costs

Restructuring costs amounted to €17.6 million before tax in the first half of 2012. The Group recorded €9.9 million, €4.6 million and €3.1 million of restructuring charges in its established, developing and emerging markets respectively. For the first half of 2011, restructuring costs amounted to €16.8 million, of which €8.4 million, €7.3 million and €1.1 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs.

Restructuring costs amounted to €4.2 million before tax in the second quarter of 2012. The Group recorded €0.9 million, €1.0 million and €2.3 million of restructuring charges in its established, developing and emerging markets respectively. For the second quarter of 2011, restructuring costs amounted to €6.7 million, of which €0.4 million, €6.1 million and €0.2 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs.

7.                            Total finance costs, net

	Six months ended
	29 June 2012 € million	1 July 2011 € million
Finance costs	47.0	47.2
Net foreign exchange gains	(0.2)	(0.7)
Interest income	(4.5)	(3.3)
Loss on net monetary position	1.7	—
Total finance costs, net	44.0	43.2

	Three months ended
	29 June 2012 € million	1 July 2011 € million
Finance costs	23.5	27.6
Net foreign exchange gains	(0.1)	(1.6)
Interest income	(2.2)	(1.9)
Loss on net monetary position	1.1	—
Total finance costs, net	22.3	24.1

Total finance costs, net, for the first six months of 2012 were higher by €0.8 million compared to the same period of the prior year, mainly due to €1.7 million costs from the loss on net monetary position, the non-recurrence of the €0.5 million positive impact of the net foreign exchange translation gains in 2011 partly offset by €1.2 million higher interest income. Total net finance costs of the second quarter of 2012 were lower by €1.8 million compared to the same period of the prior year, mainly due to €4.1 million lower interest expense partly offset by €1.5 million lower net foreign exchange translation gains and by €1.1 million higher costs from the loss on net monetary position due to the hyperinflationary economy in Belarus.

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011 as three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

the National Statistical Committee of the Republic of Belarus. The conversion factor used for June 2012 was 1.103 which resulted in a net monetary loss for the first half of 2012 of €1.7 million.

8.                          Tax

The Group’s effective tax rate for 2012 may differ from the Greek statutory tax rate of 20% as a consequence of a number of factors, the most significant of which are differing and higher rates in some countries in which we operate, the non-deductibility of certain expenses and one-off tax items.

9.                          Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first half of 2012: 363,114,849, second quarter of 2012: 363,117,207, first half of 2011: 362,917,642, second quarter of 2011: 363,062,751). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

10.                   Share capital

During 2011, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares, as announced on 16 March, 24 June, 1 September 2011 and 13 December 2011 respectively, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €4.7 million.

On 6 May 2011, the Annual General Meeting of shareholders resolved on the reorganisation of its share capital. The Group’s share capital increased by an amount equal to €549.7 million. This increase was effected by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

During the first quarter of 2012, the Board of Directors resolved on the increase of
Coca-Cola Hellenic’s share capital by issuing 5,334 new ordinary shares on 21 March 2012, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.05 million.

On 25 June 2012, the Annual General Meeting of shareholders resolved to decrease the share capital of the Company by the amount of €124.6 million by decreasing the nominal value of the Company’s share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to the Company’s shareholders in cash, i.e. a return of €0.34 per share. Following that, the Company recognised a liability for the capital return of €123.4 million, included in the “Other current liabilities” balance sheet item. Furthermore, on the same date, it was resolved to decrease the share capital of the Company by the amount of €55.0 million by decreasing the nominal value of the Company’s share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic Bottling Company S.A. in an equal amount.

The share capital on 29 June 2012 amounts to €549.8 million and is comprised of 366,547,342 shares with a nominal value of €1.50 each.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

11.                   Non-controlling interests

On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €64.8 million was paid as of 29 June 2012 (as of 31 December 2011: €56.5 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zemun (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

On 16 December 2011, the Group announced that it had increased its share to A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, by acquiring 20.6% of non controlling interests. The consideration paid was €39.8 million including acquisition costs of €0.1 million. During the first half of 2012, the Group acquired an additional 1.08% interest in A.D. Pivara Skopje. The consideration paid was €2.1 million. The carrying value of the interest acquired by the Group was €1.2 million. As of 29 June 2012 the Group controls 49.32% (as of 31 December 2011: 48.24%) of the voting rights of A.D. Pivara Skopje. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

12.                   Dividends

No dividend was declared and paid for the fiscal year 2010 and 2011.

13.                   Contingencies

In 1992, our subsidiary Nigerian Bottling Company (“NBC”) acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995.

In a judgement delivered by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7 million. NBC has filed an appeal against the judgment. Based on advice from NBC’s outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

Except the above mentioned item, there have been no other significant changes in contingencies since 31 December 2011 (as described in the 2011 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

14.                   Commitments

As of 29 June 2012 the Group has capital commitments of €104.8 million (31 December 2011: €93.9 million), which mainly relate to plant and machinery equipment.

15.                   Number of employees

The average number of full-time equivalent employees in the first half of 2012 was 40,704 (42,052 for the first half of 2011).

16.                     Related party transactions

a) The Coca-Cola Company

As at 29 June 2012, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC”) indirectly owned 23.2% (2011: 23.2%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first half and the second quarter of 2012 amounted to €702.0 million and €399.8 million (€676.6 million and €393.4 million in the respective prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €27.2 million and €16.2 million (€23.9 million and €15.3 million in the prior-year periods).

During the first half and the second quarter of 2012, the Group sold €12.2 million and €4.4 million of finished goods and raw materials respectively to TCCC (€15.9 million and €7.7 million in the prior-year periods) while other income from TCCC was €9.0 million and €5.9 million respectively (€10.3 million and €7.3 million in the prior year periods). Other expenses from TCCC amounted to €2.4 million both for the first half and the second quarter of 2012 (nil in both prior year periods).

As at 29 June 2012, the Group had a total amount of €59.3 million (€63.2 million as at 31 December 2011) due from TCCC, and had a total amount due to TCCC of €217.4 million of trade payables (€179.8 million as at 31 December 2011) and other liabilities of €2.2 million (€7.6 million as at 31 December 2011).

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of a 43.7% (2011: 43.7%) ownership by the parent of Kar-Tess Holding, which as at 29 June 2012 owned 23.3% (2011: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% interest, through its subsidiary in NBC.

During the first half and second quarter of 2012, the Group made purchases of €95.4 million and €16.1 million respectively (€113.3 million and €65.2 million in the prior-year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €4.4 million and €3.1 million respectively (€3.4 million and €2.8 million in the prior-year periods). Other income from Frigoglass during the first half and the second quarter of 2012 was €0.6 million and €0.5 million respectively (€0.7 million and €0.6 million respectively in the prior-year periods). As at 29 June 2012, Coca-Cola Hellenic owed €25.4 million (€14.4 million as at 31 December 2011) to, and was owed €1.1 million (€1.2 million as at 31 December 2011) by Frigoglass.

c) Other related parties

During the first half and the second quarter of 2012, the Group purchased €71.1 million and €48.4 million of raw materials and finished goods (€70.8 million and €45.7 million in the prior-year periods) and had  €0.2 million purchases of fixed assets from other related parties both for the first half and the second quarter of 2012 (nil in both prior year periods). In addition, the Group received reimbursement for direct marketing

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

expenses incurred of €0.1 million both for the first half and the second quarter of 2012 (€0.1 million in both prior year periods). Furthermore during the first half and the second quarter of 2012, the Group incurred other expenses of €3.2 million and € 0.5 million (€4.0 million and €1.7 million respectively in the prior-year periods) and recorded no income from the sale of finished goods to other related parties (€1.2 million and €0.8 million in the prior-year periods) and other income of €0.3 million for both periods under review (€0.1 million in both periods under review). As at 29 June 2012, the Group owed €21.8 million (€8.5 million as at 31 December 2011) to, and was owed €0.7 million (€1.0 million as at 31 December 2011) by other related parties.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 29 June 2012, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 29 June 2012.

17.                     Disposal / acquisition of subsidiaries

In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalent disposed were €0.4 million. The disposal resulted in the Group derecognising €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Group’s established segment.

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the Group recording of intangible assets of €2.9 million in its emerging segment.

18.                     Subsequent events

Following the 29 June 2012 the Group incurred €4.5m of restructuring costs before tax, of which €4.4 million and €0.1 million related to the Group’s established and emerging markets, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: August 24, 2012